UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-38064

Aeterna Zentaris Inc.

(Translation of registrant’s name into English)

c/o Norton Rose Fulbright Canada, LLP, 222 Bay Street, Suite 3000, PO Box 53, Toronto ON M5K 1E7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Aeterna Zentaris Inc. (“Aeterna” or the “Company”) disclosed today that on March 25, 2023 its auditor, Ernst & Young LLP (“E&Y”), advised the Company that it has declined to stand for reappointment to conduct the audit of the Company’s financial statements for the fiscal year ending December 31, 2023. E&Y completed the audit for the financial fiscal year ended December 31, 2022.

E&Y’s audit reports on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2022 and 2021 did not contain any adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Additionally, during the two fiscal years ended December 31, 2022 and 2021, there were no (1) disagreements (as described under Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which if not resolved to the satisfaction of E&Y would have caused E&Y to make reference to the subject matter of the disagreement in their report or (2) “reportable events” (within the meaning of Item 16F(a)(1)(v) of Form 20-F and the related instructions thereto) except that, in connection with the preparation of the Company’s consolidated financial statements as of December 31, 2021, E&Y and management identified a material weakness in the Company’s internal controls as described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, which was remediated as of December 31, 2022 or (3) reportable events, disagreements or unresolved issues (as such terms are defined in Canadian securities legislation).

This matter is currently under review by the Company’s audit committee and discussions will commence with potential successor auditors to fill the vacancy in a timely fashion. The Company will provide an update when a successor auditor is appointed.

The Company has requested, and E&Y has furnished, a letter to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of that letter dated March 31, 2023 is filed as Exhibit 99.1 to this Form 6-K.

Forward-Looking Statements

This Current Report on Form 6-K contains statements that may constitute forward-looking statements within the meaning of U.S. and Canadian securities legislation and regulations, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and such statements are made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “aiming”, “anticipates,” “believes,” “intends,” “potential,” “possible,” and similar expressions. Such statements, based as they are on current expectations of management, inherently involve numerous risks, uncertainty and assumptions, known and unknown, many of which are beyond our control.

Forward-looking statements in this Current Report on Form 6-K include, but are not limited to, those relating to Aeterna’s expectations regarding the appointment of a successor auditor.

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risks and uncertainties include, among others, our reliance on the success of the DETECT clinical trial in the European Union and U.S. for Macrilen™ (macimorelin) in CGHD; results from our ongoing or planned pre-clinical studies and our DETECT clinical trial under development may not be successful or may not support advancing the product further in pre-clinical studies, to human clinical trials or regulatory approval; our ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product; the global instability due to the global pandemic of COVID-19 and the war in the Ukraine, and their unknown potential effect on our planned operations; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; and our ability to continue to list our common shares on the NASDAQ. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those risks discussed in our Annual Report on Form 20-F and annual information form and its other filings and submissions with the U.S. Securities and Exchange Commission, under the caption “Risk Factors”. Given the uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

DOCUMENTS INDEX

Exhibit	Description
99.1	Letter of Ernst & Young LLP dated March 31, 2023

(2)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AETERNA ZENTARIS INC.

Date: March 31, 2023	By:	/s/ Klaus Paulini
Klaus Paulini
President and Chief Executive Officer

(3)